AMENDED SCHEDULE A

DATED JULY 31, 2026

TO THE

AMENDED AND RESTATED

INVESTMENT ADVISORY AGREEMENT

BETWEEN

ULTIMUS MANAGERS TRUST

AND

Q3 ASSET MANAGEMENT CORPORATION

Name of Fund	Fee*
Q3 All-Season Systematic Opportunities Fund	1.00%
Q3 All-Season Active Rotation ETF	0.65%
Q3 All-Season Tactical Advantage ETF	1.35%
Q3 All-Season Total Return Fund	1.00%

* As a percent of average daily net assets. Note, however, that the Adviser shall have the right, but not the obligation, to voluntarily waive any portion of the advisory fee from time to time.

In Witness Whereof, the parties hereto have caused this Agreement to be executed as of the day and the year first written above.

Ultimus Managers Trust, on behalf of the	Q3 Asset Management Corporation
By: /s/ Todd E. Heim	By: /s/ Brad Giaimo
Name: Todd E. Heim Title: President	Name: Brad Giaimo Title: Principal